SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

UTi WORLDWIDE INC.
(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE
(Title of Class of Securities)

G87210103
(CUSIP Number)

May 22, 2002
(Date of Event Which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Item 1(a). Name of Issuer.
Item 1(b). Address of Issuer’s Principal Executive Offices:
Item 2(a). Name of Persons Filing:
Item 2(b). Address of Principal Business Office or, if none, Residence:
Item 2(c). Citizenship:
Item 2(d). Title of Class of Securities:
Item 2(e). CUSIP Number:
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group.
Item 9. Notice of Dissolution of Group.
Item 10. Certifications.
SIGNATURE
EXHIBIT INDEX

CUSIP No. G87210103	13G	Page 2 of 11 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Union-Transport Holdings, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5.	SOLE VOTING POWER

NUMBER OF		0[1]

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		0[1]

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		1,813,225

WITH
	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,813,225

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.1%, based on 25,736,968 outstanding ordinary shares.

12.	TYPE OF REPORTING PERSON*

CO

*  SEE INSTRUCTIONS BEFORE FILLING OUT.
1  See description of voting agreements described below.

CUSIP No. G87210103	13G	Page 3 of 11 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PTR Holdings, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5.	SOLE VOTING POWER

NUMBER OF		0[1]

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		0[1]

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		4,441,394[2]

WITH
	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,441,394[1]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.26%, based on 25,736,968 outstanding ordinary shares.

12.	TYPE OF REPORTING PERSON*

CO

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

1See description of voting agreements described below.

2Includes 2,628,169 ordinary shares registered in the name of PTR Holdings Inc. and the 1,813,225 shares registered in the name of Union-Transport Holding, Inc.

CUSIP No. G87210103	13G	Page 4 of 11 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Anubis Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Guernsey Islands

	5.	SOLE VOTING POWER

NUMBER OF		0[1]

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		0[1]

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		4,441,394[2]

WITH
	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,441,394[1]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.26%, based on 25,736,968 outstanding ordinary shares.

12.	TYPE OF REPORTING PERSON*

CO

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

1See description of voting agreements described below.

2Includes 2,628,169 ordinary shares registered in the name of PTR Holdings Inc. and the 1,813,225 shares registered in the name of Union-Transport Holding Inc.

CUSIP No. G87210103	13G	Page 5 of 11

SCHEDULE 13G

This Amendment No. 2 amends Amendment No. 1 to the original Schedule 13G (“Original Schedule 13G”) filed with the Securities and Exchange Commission by Union-Transport Holdings Inc. (“UT Holdings”), PTR Holdings Inc. (“PTR Holdings”) and the Anubis Trust (“Trust”). This Amendment is being filed as a result of the purchase in a private transaction of 222,805 ordinary shares of UTi Worldwide Inc., a British Islands company (“Issuer”) by PTR Holdings from a holding company indirectly controlled by Matthys J. Wessels on May 22, 2002.

Item 1(a). Name of Issuer.

UTi Worldwide Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

The address of the Issuer’s registered office is 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands.

Item 2(a). Name of Persons Filing:

Union-Transport Holdings Inc. PTR Holdings The Anubis Trust

Item 2(b). Address of Principal Business Office or, if none, Residence:

The address of the registered offices of each of UT Holdings and PTR Holdings is 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands. The Trustees of the Trust are PKF Trustees Limited, which has its registered office address at Suites 13 & 15 Sarnia House, Le Truchot, P.O. Box 296 St. Peter Port Guernsey, Guernsey, GY1 4NA, Channel Islands.

Item 2(c). Citizenship:

UT Holdings and PTR Holdings are British Virgin Islands companies and the Trust is a Guernsey Islands trust.

Item 2(d). Title of Class of Securities:

Ordinary shares, no par value.

Item 2(e). CUSIP Number:

G87210103

CUSIP No. G87210103	13G	Page 6 of 11

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to § 240.13d-1(c), check this box ☐.

Item 4. Ownership.

(a) Amount Beneficially Owned:

UT Holdings	1,813,225

PTR Holdings	4,441,394

The Trust	4,441,394

(b) Percent of Class:

UT Holdings	7.1%

PTR Holdings	17.26%

The Trust	17.26%

CUSIP No. G87210103	13G	Page 7 of 11

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

UT Holdings	0[1]

PTR Holdings	0[1]

The Trust	0[1]

(ii) Shared power to vote or to direct the vote:

UT Holdings	0[1]

PTR Holdings	0[1]

The Trust	0[1]

(iii) Sole power to dispose or to direct the disposition of:

UT Holdings	1,813,225

PTR Holdings	4,441,394

The Trust	4,441,394

(iv) Shared power to dispose or to direct the disposition of:

UT Holdings	0

PTR Holdings	0

The Trust	0

1 See description of voting agreements described below.

The shares reported as beneficially owned by PTR Holdings include 2,628,169 shares registered in the name of PTR Holdings and 1,813,225 registered in the name of UT Holdings. PTR Holdings is the owner of approximately 56% of the securities of UT Holdings. The shares reported as beneficially owned by the Anubis Trust are the same shares reported as beneficially owned by PTR Holdings. Pursuant to a voting arrangement, the Anubis Trust has the power to vote a majority of the outstanding shares of PTR Holdings.

By virtue of a voting agreement between UT Holdings and its shareholders, UT Holdings agreed to vote the ordinary shares of Issuer held by it as directed by its shareholders in proportion to their interests in UT Holdings. Pursuant to separate voting agreements, PTR Holdings agreed to vote the ordinary shares of Issuer held directly by PTR Holdings and the Issuer ordinary shares held by UT Holdings which PTR Holdings may vote by virtue of the agreement mentioned in the previous sentence as directed by the shareholders of PTR Holdings in proportion to their interests in PTR Holdings. The voting rights of the Anubis Trust were assigned to Matthys J. Wessels. As a result of these voting agreements, the Reporting Persons have retained investment and depositary power over the Issuer ordinary shares beneficially owned by them, but not voting power. Copies of the relevant voting agreements between the Reporting Persons were attached as exhibits to Amendment No. 1 to the Original Schedule 13G.

PTR Holdings disclaims beneficial ownership of the Issuer shares held by UT Holdings and the Anubis Trust disclaims beneficial ownership of the Issuer shares held by both UT Holdings and

CUSIP No. G87210103	13G	Page 8 of 11

PTR Holdings. This filing should not be construed as an admission by any of the Reporting Persons that they constitute a group or an admission by any of the Reporting Persons that it is the beneficial owner of any of the Issuer securities covered by this Schedule 13G not held directly by such Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Each of UT Holdings and PTR Holdings has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Issuer securities held directly by it.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

PTR Holdings is the owner of approximately 56% of the securities of Union-Transport Holdings, Inc. See Item 4 above.

Item 8. Identification and Classification of Members of the Group.

Inapplicable.

Item 9. Notice of Dissolution of Group.

Inapplicable.

Item 10. Certifications.

Inapplicable.

CUSIP No. G87210103	13G	Page 9 of 11

SIGNATURE

The Reporting Persons signing below previously executed a joint filing agreement which was filed as Exhibit A to the Original Schedule 13G, a copy of which is also attached hereto as Exhibit A.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2002

PTR HOLDINGS, INC.

By:	/s/ Ian Whitecourt

Name: Title:	Ian Whitecourt Director

UNION-TRANSPORT HOLDINGS, INC.

By:	/s/ Rory Kerr

Name: Title:	Rory Kerr Director

ANUBIS TRUST

By:	PKF Trustees Limited, the Trustees of the Anubis Trust

By:	/s/ Robert Fearis

Name: Title:	Robert Fearis Director

CUSIP No. G87210103	13G	Page 10 of 11

EXHIBIT INDEX

99.1	Voting Agreement between UT Holdings and PTR Holdings Inc. (previously filed as an exhibit to Amendment No. 1 to this 13G).

99.2	Voting Agreement between PTR Holdings Inc. and Anubis Trust (previously filed as an exhibit to Amendment No. 1 to this 13G).

CUSIP No. G87210103	13G	Page 11 of 11

EXHIBIT A

AGREEMENT

         THIS AGREEMENT is dated as of February 13, 2001, by and among Union-Transport Holdings, Inc, a British Virgin Islands company, PTR Holdings, Inc., a British Virgin Islands company, and the Anubis Trust, a Guernsey Islands trust.

         WHEREAS, pursuant to Rule 240.13d-1(k) promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing;

         NOW THEREFORE, the parties hereto agree as follows:

         1.     The Schedule 13G with respect to UTi Worldwide Inc. to which this Agreement is attached as Exhibit A (the “Schedule 13G”) is filed on behalf of each of the parties hereto.

         2.     Each of the parties hereto is eligible to use the Schedule 13G.

         3.     Each of the parties hereto is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person or entity contained in the Schedule 13G; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person making such filing contained in the Schedule 13G, unless such person or entity knows or has reason to believe that such information is inaccurate.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ANUBIS TRUST By: PKF Trustees Limited, the Trustees of the Anubis Trust	PTR HOLDINGS, INC. By: /s/ Ian Whitecourt

Name: Ian Whitecourt Title: Director

By: /s/ Robert Fearis

Name: Robert Fearis Title: Director

UNION-TRANSPORT HOLDINGS, INC. By: /s/ Rory Kerr

Name: Rory Kerr Title: Director